UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TheRealReal, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

88339P101
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons GreyLion Partners LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,469,771
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,469,771
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,469,771
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.08% (1)
12.	Type of Reporting Person (See Instructions) IA

(1)	Calculated based on 92,387,816 shares of Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 8, 2021 and 9,807 shares of Common Stock issuable upon vesting of restricted stock units scheduled to vest during 2022.

1.	Names of Reporting Persons GreyLion Partners GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,469,771
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,469,771
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,469,771
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.08% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 92,387,816 shares of Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 8, 2021 and 9,807 shares of Common Stock issuable upon vesting of restricted stock units scheduled to vest during 2022.

1.	Names of Reporting Persons PWP Growth Equity Fund II LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,785,182
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,785,182
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,785,182
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.26% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 92,387,816 shares of Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 8, 2021 and 9,807 shares of Common Stock issuable upon vesting of restricted stock units scheduled to vest during 2022.

1.	Names of Reporting Persons PWP Growth Equity Fund II B LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,665,148
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,665,148
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,148
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.80% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 92,387,816 shares of Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 8, 2021 and 9,807 shares of Common Stock issuable upon vesting of restricted stock units scheduled to vest during 2022.

1.	Names of Reporting Persons David Ferguson
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,469,771
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,469,771
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,469,771
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.08% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 92,387,816 shares of Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 8, 2021 and 9,807 shares of Common Stock issuable upon vesting of restricted stock units scheduled to vest during 2022.

1.	Names of Reporting Persons Gilbert Baird
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,469,771
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,469,771
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,469,771
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.08% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 92,387,816 shares of Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 8, 2021 and 9,807 shares of Common Stock issuable upon vesting of restricted stock units scheduled to vest during 2022.

Item 1(a). Name of Issuer

The name of the issuer is TheRealReal, Inc. (the “Issuer”).

Item 1(b). Address of the Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 55 Francisco Street, Suite 600, San Francisco CA 94133

Item 2(a)/(b)/(c). Names of Persons Filing

The below entities are collectively referred to herein as the “Reporting Persons”.

(i)	GreyLion Partners LP

(ii)	GreyLion Partners GP LLC

(iii)	PWP Growth Equity Fund II LP (“Fund II”)

(iv)	PWP Growth Equity Fund II B LP (“Fund II B”)

(v)	David Ferguson

(vi)	Gilbert Baird

The principal business address of each of the Reporting Persons is c/o GreyLion Partners, 900 Third Avenue, 23rd Floor, New York, NY 10022

Citizenship for PWP Growth Equity Fund II LP, PWP Growth Equity Fund II B LP, GreyLion Partners LP, and GreyLion Partners GP LLC: Delaware

Citizenship for David Ferguson and Gilbert Baird: U.S.

Item 2(d). Title of Class of Securities

Common Stock, par value $0.00001 per share (the “Common Stock”).

Item 2(e). CUSIP Number

88339P101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4. Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

With respect to the reported securities, 5,785,182 shares of Common Stock are directly held by Fund II, 1,665,148 shares of Common Stock are directly held by Fund II B, 10,354 shares of Common Stock are directly held by GreyLion Partners LP, and 9,087 restricted stock units are directly held by Gilbert Baird. GreyLion Partners LP has management and investment control of Fund II and Fund II B. GreyLion Partners GP LLC is the general partner of GreyLion Partners LP and David Ferguson and Gilbert Baird, as members of the GreyLion Investment Committee, share voting and investment control with respect to the reported securities. Accordingly, each of the foregoing may be deemed to beneficially own the reported securities. However, the filing of this statement shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022
gREYLION PARTNERS LP

/s/ Dina Colombo
	Name:	Dina Colombo
	Title:	Authorized Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common Stock, par value $0.00001 per share, of TheRealReal, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, by GreyLion Partners LP as the designated filer on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 2022

GREYLION PARTNERS LP

/s/ Dina Colombo
Name:	Dina Colombo
Title:	Authorized Signatory

GREYLION PARTNERS GP LLC

/s/ Dina Colombo
Name:	Dina Colombo
Title:	Authorized Signatory

PWP Growth Equity Fund II LP

/s/ Dina Colombo
Name:	Dina Colombo
Title:	Authorized Signatory

PWP GROWTH EQUITY FUND II B LP

/s/ Dina Colombo
Name:	Dina Colombo
Title:	Authorized Signatory

/s/ David Ferguson
David Ferguson

/s/ Gilbert Baird
Gilbert Baird